Exhibit 99.20

SECOND SUPPLEMENT DATED 15 DECEMBER 2017 TO THE BASE PROSPECTUS DATED 20 JULY 2017

BANCA CARIGE S.p.A. - CASSA DI RISPARMIO DI GENOVA E IMPERIA

(incorporated with limited liability in the Republic of Italy)

EUR 5,000,000,000

Euro Medium Term Note Programme

This second supplement (the “Supplement”) is supplemental to, forms part of and must be read and construed in conjunction with, the base prospectus dated 20 July 2017 as supplemented by the supplement dated 25 September 2017 (the “Base Prospectus”) prepared by Banca Carige S.p.A. - Cassa di Risparmio di Genova e Imperia (the “Issuer”) in connection with its Euro Medium Term Note Programme (the “Programme”) for the issuance of up to EUR 5,000,000,000 in aggregate principal amount of notes (“Notes”). Terms given a defined meaning in the Base Prospectus shall, unless the context otherwise requires, have the same meaning when used in this Supplement.

This Supplement has been approved by the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”), which is the Luxembourg competent authority for the purpose of Directive 2003/71/EC (the “Prospectus Directive”) and relevant implementing measures in Luxembourg, as a base prospectus supplement issued in compliance with Article 16 of the Prospectus Directive and relevant implementing measures in Luxembourg, including Article 13.1 of Chapter 1 of Part II of the Luxembourg Act dated 10 July 2005 relating to prospectuses for securities (the “Prospectus Act 2005”).

The purpose of the publication of this Supplement is to update the information contained in the Base Prospectus, in particular to (i) incorporate by reference the unaudited interim consolidated financial statements of the Group as at and for the nine months ended 30 September 2017, (ii) incorporate by reference certain press releases; (iii) update the section entitled “Risk Factors” of the Base Prospectus; (iv) update the section entitled “Description of Banca Carige and Banca Carige Group” of the Base Prospectus; (v) update the section entitled “Taxation” of the Base Prospectus; and (vi) update the section entitled “General Information” of the Base Prospectus.

The Issuer accepts responsibility for the information contained in this Supplement and declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplement is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Base Prospectus by this Supplement and (b) any other statement in, or incorporated by reference into, the Base Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, no significant new fact, material mistake or inaccuracy relating to the information included in the Base Prospectus which is capable of affecting the assessment of the Notes issued under the Programme has arisen or been noted, as the case may be, since publication of the Base Prospectus.

In accordance with the Prospectus Directive and Article 13.2 of Chapter 1 of Part II of the Prospectus Act 2005, an investor which has agreed, prior to the date of publication of this Supplement, to purchase or subscribe for Notes issued under the Programme may withdraw its acceptance before the end (being 19 December 2017) of a period of two working days beginning on the first working day after the date on which this Supplement is published.

This Supplement may only be used for the purposes for which it has been published.

With effect from the date of this Supplement the information appearing in, or incorporated by reference into, the Base Prospectus shall be amended and supplemented in the manner described in this Supplement.

The date of this Supplement is 15 December 2017

INFORMATION INCORPORATED BY REFERENCE

(i)	The unaudited interim consolidated financial statements of the Group as at and for the nine months ended 30 September 2017 (the “2017 Consolidated Interim Financial Statement”) are incorporated by reference in and form part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

The following table shows where the information required under Annex IX of Commission Regulation (EC) No. 809/2004 can be found in the above-mentioned document:

Page number(s)
Consolidated balance sheet	23
Consolidated income statement	24
Consolidated statement of comprehensive income	25
Statement of changes in consolidated shareholders’ equity	26-27
Consolidated statement of cash flows	28
Explanatory Notes	29-78
Independent auditors’ limited review report	81-84

The information incorporated by reference that is not included in the cross-reference list above is considered additional information and is not required by the relevant schedules of Commission Regulation (EC) No. 809/2004 (as amended).

A copy of the 2017 Consolidated Interim Financial Statement has been filed with the CSSF and is incorporated by reference in and forms part of this Supplement.

(ii)	The press release dated 27 September 2017 and entitled “The ECB authorises the group’s capital strengthening”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(iii)	The press release dated 28 September 2017 and entitled “Ordinary and Extraordinary Shareholders’ meeting of Banca Carige”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(iv)	The press release dated 29 September 2017 and entitled “Terms And Conditions of Liability Management Transaction approved”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(v)	The press release dated 19 October 2017 and entitled “LME—Preliminary results as at the Expiration Deadline—Capital Increase—Extension of the Underwriting Syndacate”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(vi)	The press release dated 23 October 2017 and entitled “Results of the meeting of the holders of the existing notes held on 21 october 2017”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(vii)	The press release dated 14 November 2017 and entitled “The Board of Directors starts exercising the power it was vested with by the Shareholders’ Meeting of 28 September 2017 to increase the share capital of Banca Carige”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(viii)	The press release dated 17 November 2017 and entitled “Banca Carige sets the terms and conditions for the capital increase”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(ix)	The press release dated 28 November 2017 and entitled “Bidders for Creditis shortlisted”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(x)	The press release dated 4 December 2017 and entitled “Bidder selected for exclusive negotiations on Creditis”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(xi)	The press release dated 6 December 2017 and entitled “Banca Carige sells bad loan portfolio of approximately Eur 1.2 bn to Credito Fondiario - binding agreement signed for disposal of bad loan management platform”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(xii)	The press release dated 7 December 2017 and entitled “End of Banca Carige’s capital increase subscription period—Subscription of approximately 66% of the rights issue for an amount of around Eur 331 mln and approximately 77% of the reserved tranche for an amount of around Eur 46 mln—First allocation commitments confirmed for Eur 120 mln—80.1% Shareholding in Creditis sold to Chenavari Investment Managers for an amount of Eur 80.1 mln”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

Copies of this Supplement and the 2017 Half-Year Unaudited Interim Consolidated Financial Information and press releases incorporated by reference in this Supplement can be obtained, without charge, at the specified office of the Paying Agent in Luxembourg as provided at page 212 of the Base Prospectus and are also available on the website of the Luxembourg Stock Exchange (www.bourse.lu).

RISK FACTORS

The information set out below supplements the section entitled “Risk Factors” of the Base Prospectus.

(i)	The section entitled “Risk Factors” on pages 25-72 shall be supplemented by the addition of the following paragraphs:

“If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced

Under the Supervisory Review and Evaluation Process (“SREP”) conducted by the ECB in 2016, and communicated by its final decision issued on December 9, 2016 (“SREP Decision 2016”), we have been asked to maintain, at a consolidated level, the following capital requirements: (i) a CET1 Ratio target of at least 9% (comprising a minimum CET 1 Ratio of 4.5%, an additional total capital requirement of 3.25% and a combined buffer requirement of 1.25%), with the recommendation that the Bank comply, at the consolidated level, with the Pillar 2 capital guidance, and thereby hold, in addition to the aforementioned ratio requirement, a CET 1 Ratio of 2.25%; (ii) a minimum total SREP capital requirement (“TSCR”) of 11.25%, which may be subject to review once the level of non-performing loans is reduced, and a minimum Overall Capital Requirement (“OCR”) of 12.50%; and (iii) maintain, on a continuous and consolidated basis, a minimum Liquidity Coverage Ratio (“LCR”) of 90%.

The table below sets forth the Group’s regulatory capital and regulatory capital ratios, calculated applying Basel III rules phased-in, based on the rules set out in the CRR in the area of Basel 3 capital requirements and national discretions contained in the Circular 285 and in its bulletin of disclosure.

	As of September 31, 2017	As of December 31. 2016	As of December 31. 2015 Unaudited Restated	As of December 31. 2014 Unaudited Recalculated
	(in Euro thousands)
Regulatory Capital and Ratios
Common Equity Tier 1 CET 1	1,659,054	1,942,445	2,382,429	1,699,037
Tier 1 Capital	1,699,028	2,040,169	2,495,812	1,758,143
Tier 2 Capital	273,323	317,739	421,749	517,187
Own funds (Regulatory Capital)	1,972,351	2,357,908	2,917,561	2,275,330
Total Risk-Weighted Assets	15,977,636	17,028,774	19,937,589	20,473,687
CET 1/Risk-Weighted Assets	10.4%	11.4%	11.9%	8.3%
Tier 1/ Risk-Weighted Assets	10.6%	12.0%	12.5%	8.6%
Own Funds / Total risk-weighted assets	12.3%	13.8%	14.6%	11.1%

Furthermore, given that the Issuer in the near future may no longer be able to comply with the capital requirements set forth by the SREP Decision 2016 and in light of the deterioration of the Bank’s financial position, by decision dated December 9, 2016, (the “Early Intervention Decision”) the ECB requested, as an early intervention measure aimed at achieving a more sustainable business model and improving our prudential situation, with reference to non performing loans (“NPLs”) that we comply with the following: (i) annual maximum aggregate amount targets (Euro 5.5 billion by December 31, 2017, Euro 4.6 billion by December 31, 2018 and Euro 3.7 billion by December 31, 2019); (ii) minimum differentiated coverage ratios for the different classes of NPLs (63% for doubtful loans, 32% for unlikely-to-pay exposures and 18% for past due exposures); and (iii) a strategic and operational plan for the reduction of the NPLs, including an assessment of their impact in terms of capital adequacy.

Given the Group’s portfolio of NPLs, as well as the decisions of the ECB in December 2016 and the requests made by the ECB on July 3, 2017, our board of directors approved NPL management strategy guidelines and capital strengthening measures aimed at implementing the de-risking and de-leveraging or disposal of a number of assets. The business plan for the 2017-2020 period, published by the Bank on

September 14, 2017 included the following planned disposals: (i) readily marketable assets such as high prestige real estate property; (ii) the 100% stake held in the group consumer credit company Creditis Servizi Finanziari S.p.A.; and (iii) a portfolio of secured and unsecured bad loans with a gross book value (“GBV”) of up to approximately Euro 1.4 billion and the business consisting in a platform for the collection of NPLs, and the merchant book.

On August 2, 2017, the ECB reiterated its expectations regarding the new business plan, estimating our capital needs for the subsequent 12-18 months to be at least Euro 950 million, assuming there are no changes to capital requirements, and also taking into account the reduction in RWAs following the disposal of NPLs and the increase in the hedging rate. This estimate is based on a number of factors, including the need to sell NPLs, the need to increase the coverage of specific sub-portfolios of NPLs, which at present show a level of coverage below the minimum required by the early intervention measure, the need to follow up on the recent report on capital requirements, the effect of transitional provisions, and losses that we will face in 2017 and 2018, as the Bank has recorded losses for five consecutive years. The estimate also excludes other circumstances that may have a future impact on our CET1 capital (including the tax consequences arising out of the annulment of the resolution approving our 2013 financial statements, the recoverability of deferred tax assets (DTA), the impact of any litigation with Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (Carige Assicurazioni) (together, the “Insurance Companies”), or adequacy of the treatment of the cash flow hedge reserve).

On September 27, 2017, the ECB approved (i) amendments to our by-laws required for the execution of the Capital Increase (as defined herein) and (ii) the capital increase for a total amount up to Euro 560 million (the “Capital Increase”), with the request that by December 31, 2017 an amount of at least Euro 500 million be approved, subscribed for and paid in, specifying that failure to do so would result in a probable violation of the capital requirements under the capital strengthening plan prepared by the Bank. The Capital Increase is a key component of our broader series of capital strengthening measures and therefore, should we fail, for any reason whatsoever, to achieve the Capital Increase in an amount equal to at least Euro 500 million, we may not be able to meet the applicable capital requirements.

In particular, in the event that the Capital Increase is only partially subscribed, the Bank would not be able to fully meet the applicable capital requirements. This may hinder the Bank’s ability to continue as a going concern. In addition, the Supervisory Authority may request the application of further capital strengthening measures, which would affect equity interests subscribed for by the investors participating in the Capital Increase, including the application of the resolution and intervention tools set forth by the Italian laws and regulations transposing the Directive 2014/59/EU of May 15, 2014 (the Bank Recovery and Resolution Directive or the “BRRD”). Such tools include the removal of members of the board of directors, of the board of statutory auditors and of senior management, as provided in the Banking Law. In addition, the Supervisory Authority may, at any given time, order the extraordinary management of the Bank, which represents a last resort for the purpose of crisis management and prevention. Should said measures not be deemed sufficient, the Supervisory Authority may request the application of the resolution tools pursuant to Legislative Decree No. 180 November 16, 2015, including the sale of businesses to third parties, creation of a bridge institution, transfer to a vehicle company for the purpose of separation of assets, and the bail-in tool. Where such resolution tools are applied, Shareholders’ investments may be canceled or substantially reduced, and Shareholders may also have their investment sharply diluted if other liabilities are converted into shares, or if conversion takes place at rates particularly unfavorable to existing Shareholders.

The liability management exercise (“LME”) is conditional upon the successful outcome of the Capital Increase of at least Euro 500 million; however, the Capital Increase is not conditional on the LME. Therefore, any failure to achieve the Capital Increase for Euro 500 million will result in the failure of the LME and in the holders of the subordinated notes subject to the LME continuing to hold such Notes, with a negative impact on the Bank’s financial position and risk profile. In addition, investors should note that the Capital Increase may settle for an amount of less than Euro 500 million, in which case the LME would not complete.

Consequently, if we are unable to implement capital strengthening measures and particularly the Capital Increase and LME, in full or in a timely manner, and/or (even if the Capital Increase is subscribed in full and the capital strengthening measures are implemented) as a result of external factors or unforeseeable events that are beyond our control, we may be forced to implement additional capital strengthening initiatives to meet the capital requirements and targets set forth by the Supervisory Authority regarding the amount of NPLs. These circumstances, or the failure to implement the transactions described herein may have material adverse effects on our business, financial condition and results of operations, including the adoption of extraordinary measures by the relevant Authorities. As a result, Shareholders may lose their investments.”

“The Group may be required to undertake further capital enhancements to meet the applicable regulatory capital adequacy requirements, which have evolved and may continue to evolve from time to time

We are subject to Italian and European regulations applicable to the banking sector in relation to capital requirements. These are aimed, among other things, at preserving the stability and solidity of the banking system, limiting the exposure to risk in order to establish prudential levels of capital requirements, defining its quality and assessing any possible risk mitigation instruments.

Since 2015, as required by the ECB following the annual SREPs, we have been required to maintain the following ratios and minimum capital requirements: (i) a Common Equity Tier 1 Ratio (CET1 Ratio), at the consolidated level, equal to 11.25%, which may be subject to an additional review in the event of a structural reduction in the weight of the non-performing loans against the amount of the Group’s assets; (ii) on a consolidated basis, a Liquidity Coverage Ratio of 90% and restrictions on the payment of dividends to Shareholders; (iii) on a consolidated basis, a TSCR of 11.25%, comprising the minimum total capital requirement of 8% and an additional total capital requirement of 3.25%. The ECB specified that the TSCR of 11.25% could be revised, including in light of any future developments in the financial position of the Bank, on the consolidated basis, once the non-performing exposures have been reduced to a sustainable level; (iv) an OCR that includes, in addition to the TSCR, the combined capital buffer requirement established by the Bank of Italy at 1.25% for 2017; and (v) on a consolidated basis, a Liquidity Coverage Ratio of 90% and a prohibition on distributing dividends to Shareholders.

As of September 30, 2017, the Group’s Common Equity Tier 1 Ratio and Total Capital Ratio were 10.4%, and 12.3%, respectively.

The Common Equity Tier 1 Ratio is above the regulatory limits and the minimum 9% threshold required by the ECB in the SREP Decision 2016, but below both the Pillar 2 Guidance rate of 11.25% and the level of 11.175% indicated for 2018 in the ECB draft decision setting forth the prudential requirements for the Bank for 2018 and received on 27 September 2017 (the “SREP 2017 Draft Decision”).

The Total Capital Ratio is above the regulatory limit, but below the minimum level of 12.5% that the ECB requested in the SREP Decision 2016 and the level of 13,125% set for 2018 in the SREP 2017 Draft Decision (13.125%).

The period for application of the transitory regime comes to an end in 2018 (the final year of the transitory regime) and the effects of grandfathering will end in 2022. In the event of unfavorable and currently unforeseeable outcomes to such periodic verification in the future, a further strengthening of capital may be required.

In addition, in light of developments in the regulatory framework, from January 1, 2018, our regulatory capital may be adversely affected by the application of the International Accounting Principle IFRS 9—Financial Instruments, and meet the “Leverage Ratio” capital requirement (the ratio of Tier 1 capital to total assets, including off-balance sheet items), reported to the Supervisory Authority during the observation period which will end in 2017.

New and stricter regulatory requirements may also adversely effect our regulatory capital, such as the expected review of the use of internal models to measure capital requirements in view of Basel Pillar 1 risks, with reference to operational and market credit risk profiles, which could determine, among other things, a significant increase in risk weighted assets, the need to support new plans aimed at a quicker reduction of the stock of NPLs and/or the assessment of particularly challenging market scenarios requiring the availability of adequate capital resources to support the business of our Group.

As a result of the above, our Group may undergo a reduction in its capital ratios compared to the situation on the date of this Supplement. In this case, also faced with possible external factors and unforeseeable events out of its control, our Group may need to take suitable steps and/or implement measures aimed at restoring adequate capital ratios, partly in view of “fully phased Basel 3”. Such prudential level, reasonably above the minimum regulatory requirements, may be determined by examining the overall development prospects of our business and the ability to absorb hypothetical shocks and/or a stressed business environment, in line with the policies deemed suitable by our management. Moreover, the Supervisory Authority could set additional requirements and/or change the parameters used to calculate capital adequacy requirements, or it could interpret the regulations governing the requirements for capital adequacy in a manner that is unfavorable to us, with the need to adopt further measures to strengthen capital. Any of the above may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

Any deterioration in our capital ratios could impact, among other things, our ability to access the capital markets. The resulting, possibly significant, increase in the cost of funding may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. Similar effects, including on the reputation of the Group, could arise from any requests for intervention by the Supervisory Authority or from a downgrade of the Bank by one or more rating agency. If we are required by the Supervisory Authority to raise capital but unable to do so in the market, this may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.”

***

(ii)	The paragraph entitled “A deterioration in asset quality could adversely affect the Group’s financial condition” of the “Risk Factors” section on pages 12 – 13 shall be deleted and replaced with the following:

“A deterioration in asset quality and/or any significant increase of non performing loans due to borrowers’ reduced ability to meet their repayment obligations could adversely affect our Group’s financial condition

Exposure to Non-Performing Loans

The Group is subject to credit risk (the risk that a borrower may not meet its payment or repayment obligations, and that such borrower’s creditworthiness may deteriorate). Historically, credit risk increases during periods of recession and stagnation, which are characterized by higher rates of insolvency and bankruptcy. Further adverse economic conditions could result in a further significant reduction of the value of the security against which our customers’ borrowing are secured, and/or the inability of customers to provide additional adequate security.

The Group’s non performing loans (“Non-Performing Loans” or “NPLs”) comprise Bad Loans, Unlikely-to-Pay exposures, and Past-Due exposures, each as defined below. Bad loans represent the aggregate exposure to insolvent parties or parties in substantially similar situations, regardless of any estimate of loss (“Bad Loans”). Unlikely-to-pay exposures are loan exposures, other than Bad Loans, for which the Bank assesses that a debtor is unlikely to pay its obligations under the loan, without recourse by the Bank to actions such as realizing security (“Unlikely-To-Pay”). Past-due exposures, other than those classed as Bad Loans or Unlikely-to-Pay, are Non-Performing Loans that are more than 90 days overdrawn and/or past-due, and cross an established materiality threshold (“Past-Due”).

As a whole, value adjustments on on-balance-sheet loans to customers (including performing exposures) amounted to Euro 2,958.8 million as of September 30, 2017, compared to 3,441.0 million, 3,074.5 million and 2,819.9 million as of December 31, 2016, 2015 and 2014, respectively.

The Group has a higher proportion of NPLs, both as a whole and in the individual categories of Bad Loans, Unlikely to Pay exposures and Past Due exposures, than other significant banks which are subject to ECB supervision, and the Group has a significant amount of NPLs. The following table sets forth our gross amounts and coverage ratios for NPLs, Bad Loans, Unlikely-To-Pay exposures and Past-Due exposures to customers for the nine month period ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)
	(in Euro million, except for percentages)
Gross NPLs to customers	6,305.5	7,309.0
Gross Bad Loans to customers	2,971.8	3,704.7
Gross Unlikely-To-Pay exposures to customers	3,186.0	3,485.8
Gross Past-Due exposures to customers	147.7	118.6

Coverage ratio of NPLs to customers	45.6%	45.3%
Coverage ratio of Bad Loans to customers	65.8%	62.9%
Coverage ratio of Unlikely-To-Pay exposures to customers	28.3%	27.6%
Coverage ratio of Past-Due exposures to customers	12.8%	15.8%

(1)	2016 unaudited figures restated for a consistent presentation.

	As of December 31,
	2016(1)	2015 Unaudited Restated(2)	2014 Unaudited Recalculated(3)
	(in Euro million, except for percentages)
Gross NPLs to customers	7,332.9	6,823.6	6,512.9
Gross Bad Loans to customers	3,725.6	3,510.8	3,108.6
Gross Unlikely-To-Pay exposures to customers	3,487.0	3,034.6	2,230.4
Gross Past-Due exposures to customers	120.3	278.1	173.9

Coverage ratio of NPLs to customers	45.4%	42.9%	40.1%
Coverage ratio of Bad Loans to customers	63.0%	60.4%	58.6%
Coverage ratio of Unlikely-To-Pay exposures to customers	27.6%	25.3%	23.6%
Coverage ratio of Past-Due exposures to customers	16.3%	14.9%	14.5%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.

The Group has adopted the new category of loans which are performing but which are in forbearance. As of September 30, 2017, performing loans which are forborne amounted to Euro 599.9 million, compared with Euro 666.5 million, Euro 592.3 million and Euro 958.4 million for each of December 31, 2016, 2015 and 2014, respectively.

In general, the possible losses that we could incur with respect to the exposure of our Group to individual credit risk and of the whole portfolio may depend, in addition to the applicable regulations and legal framework, on various circumstances, including macroeconomic conditions, the performance of specific sectors of the economy, the deterioration of the competitive position of our borrowers, the downgrading of individual counterparties, the level of indebtedness of borrowers (both personal and corporate), the performance of the real estate market and other circumstances that may have an impact on the creditworthiness of our counterparties and reduce the value of the collateral securing the loans. In addition, credit risk may be exacerbated if, based on untrue or partial information provided to us, our Group companies grant loans that otherwise they would not have granted or would have granted at different conditions.

A further deterioration in credit quality and the consequent significant increase of NPLs due to borrowers’ reduced ability to meet their repayment obligations could result in material adverse effects on Group’s business, financial condition and results of operations. In addition, the deterioration in credit quality could result in higher provisions for impaired loans, which could result in material adverse effects on our and/or our Group’s business, financial condition and results of operations.

ECB Communication in relation to NPL management

On April 7, 2017, the ECB sent us a communication titled “Remarks on the qualitative valuation of NPLs”. In this communication, the ECB highlighted the following parameters for the Bank: an NPL ratio (NPLs as a percentage of the total loan portfolio) of 29.4% as of June 30, 2016 compared to a European average of 5.4%, and a Net Adjusted Texas Ratio of 177% as at September 30, 2016, higher than the one recommended by the ECB.

The abovementioned communication also illustrated a number of the Bank’s weakness identified by the ECB, including our NPL management strategy, governance and operational set-up for NPL management, procedures to identify measures of forbearance, classification of NPLs, valuation process for provisions and valuation of guarantees.

On May 9, 2017, Carige replied to this communication explaining the corrective actions intended to address these weaknesses, including the reduction of NPLs to achieve the quantitative objectives set by the ECB in relation to the target exposure of the portfolio and levels of coverage. However, such actions may not prove to be successful. Any failure to meet these objectives and resolve the weaknesses reported by the ECB may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.”

***

(iii)	The paragraph entitled “The periodical assessments by the ECB may result in a further deterioration of the Group’s asset quality and adversely affect the Group’s financial position and condition” of the “Risk Factors” section of the Base Prospectus on pages 13 – 15 shall be deleted and replaced with the following:

“The periodical assessments by the ECB may result in a further deterioration of our Group’s asset quality and adversely affect our Group’s financial position and condition

On October 26, 2014, the ECB, the EBA and the national regulatory authorities (including, in our case, the Bank of Italy), communicated the results of the comprehensive assessment they undertook of 130 European banks, including us, deemed significant based on a number of criteria including the total value of assets (the “Comprehensive Assessment”). The Comprehensive Assessment was conducted in preparation for the transition to a single supervisory mechanism, which governs the principles and tasks involved in the activity carried out by the ECB and by the national Supervisory Authorities that came into force on November 4, 2014 (the “Single Supervisory Mechanism”).

When exercising these supervisory powers, the ECB and the Bank of Italy conduct various ordinary periodic inspections and/or verification relating to the Bank, aimed at performing their task of prudential supervision. Such inspections and/or verification support the annual supervisory review and evaluation process (SREP), which aims at verifying that the credit institution has implemented proper measures of capital management and organization control of assumed risks, in order to ensure an overall operational equilibrium. In particular, the SREP is based on the following four pillars: (i) evaluating whether the business model is viable and sustainable; (ii) evaluating the adequacy of corporate governance and risk management; (iii) evaluating capital risks; and (iv) evaluating liquidity risks. At the end of the annual SREP, the Supervisory Authority delivers a decision setting forth capital and/or liquidity quantitative requirements, as well as any additional recommendations regarding organization and internal control which the individual credit institution must comply with, according to the methods and in the timeframe laid down.

As a result of the SREP, the ECB may require us to adopt certain corrective measures, which could affect the management of the Group, including the request (i) to hold assets above the regulatory limits; (ii) to undertake actions aimed at strengthening systems, procedures and processes concerning risk management, internal control, and capital adequacy; (iii) to set limits to distribution of income or other assets, as well as, with reference to financial instruments which can be accounted for as total capital, to prohibit the payment of interests, and (iv) to prohibit corporate transactions or otherwise, in order to reduce the risk level. Finally, there is a risk that we may be required to apply the resolution tools under the Legislative Decree no. 180/2015 which has transposed in Italy the BRRD.

In the event that we fail to carry out in whole or in part the above measures, we could experience losses and a decrease in asset values, or in the event of unfavorable outcomes of the periodical review on our capital requirements conducted by the ECB from time to time, we may need to implement further capital strengthening measures. We may not be able to implement such further capital strengthening measures for economic reasons. Any of these events could have may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, if the ECB recommends an additional Asset Quality Review and a review on the procedures implemented to address any impairment of financial assets, and such reviews are followed by a supplemental Stress test, we may be unable to meet the minimum standards set out in such verification. In such circumstances, we may be subject to ECB’s new capitalization measures or other initiatives designed to cure capital shortfall, and may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.”

***

(iv)	The paragraph entitled “The Group may be unable to fully or successfully implement its business plan and its strategic and operational plan for the reduction of NPLs” on pages 22 – 24 shall be deleted and replaced with the following:

“Our Group may be unable to fully or successfully implement its Business Plan which was approved in September 2017

Our ability to meet our objectives depends on a number of assumptions and circumstances, some of which are outside of our control. On September 13, 2017, our board of directors approved the business plan for the 2017-2020 period (the “Business Plan”), as a consequence of the early interverntion decisions aimed at reducing our NPL portfolio and strengthening our capital. In particular, the Business Plan is a result of the Early Intervention Decision, approved by the ECB and aimed at the reduction of the Bank’s NPL portfolio and the capital strengthening of the Bank.

In particular, the Business Plan sets forth certain targets which are determined on the basis of a macroeconomic scenario and on specific strategic actions, as well as certain projections of negative interest rates in the banking system, with an ECB refinancing rate expected to rise above zero only after 2019. Such targets also assume that a number of extraordinary transactions that will take place between the end of 2017 and 2018, which aim at strengthening our capital and reducing the risk profile related to the impact of NPLs. The Business Plan establishes targets for 2020 based on improving macroeconomic conditions and on the effects of the specific managerial actions (“Projections”).

The Projections are based on a number of future events and actions to be taken by our directors and management, including hypothetical and general assumptions. The Projections are based on assumptions relating to future events and managements actions that may not occur, as well as events and actions that management may not control or control only to a limited extent including, the successful completion of the Capital Increase and the LME.

The Projections are subjective in nature and are characterized by uncertainty. Actual results may differ significantly from the Projections, especially in light of current macroeconomic and market conditions. In particular, estimates underlying the Projections could become inaccurate due to changes in the banking regulatory framework, the results of the Supervisory Review and Evaluation Process (SREP) conducted by the ECB on an annual basis, as well as the introduction of new international accounting principles including IFRS 9—Financial Instruments, which is expected to be applied starting from 2018.

On October 4, 2017, the ECB launched a public consultation on an addendum to the guidelines for banks on NPLs. The draft addendum specifies the expectations for minimum prudential provisioning levels, for all new exposures classified as non-performing as of January 1, 2018. More specifically, the ECB expects banks to fully cover the unsecured portion of new NPLs at the latest after two years and the secured portion after a maximum of seven years. By the end of the first quarter of 2018, the ECB is expected to present its considerations on further policies to deal with existing NPLs, including appropriate transitional arrangements. If the addendum to the guidelines were to be substantially approved on the same terms used during the consultation (or if further ECB policies will be issued in the first quarter of 2018 in relation to the prudential coverage and regulatory treatment of current NPL stock) it may be necessary for the Bank to increase the coverage levels for loans, or adopt other measures in relation to NPLs, resulting in possible failure to reach the objectives of the Business Plan, since the Business Plan did not take into account the possible effects of the addendum at the time it was approved, which may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations and/or require us to implement further capital strengthening measures. As a result of the Emphasis of Matter Paragraph included in the audit opinion related to our annual consolidated financial statements in respect of the year ended 31December 2016 we have also been required to provide information to CONSOB, on a quarterly basis, on the implementation of the Business Plan and the status of the actions contained therein. In the fourth quarter of 2017, as a result of the effects of objectives contained in the Business Plan, including the disposal of the real estate asset, located on Corso Vittorio Emanuele in Milan (in relation to which we have entered into a sale agreement on November 16, 2017) and the merchant book, as well as the expected conclusion of the LME and the impact on staff costs of reducing staffing in the last part of 2017, we predict a significantly negative net income for our Group for the quarter ended December 31, 2017.

Our ability to grant new loans and the availability of adequate funding levels and funding costs could be significantly impacted if we fail to implement our Business Plan. Moreover, failure to achieve the objectives of the Business Plan may lead to failure to comply with regulatory capital ratios, possible downgrading and write-downs of goodwill. In addition, the full subscription of the Capital Increase and success of the LME is among the assumptions of the Business Plan. Accordingly, the Business Plan, and the Projections and assumptions set out therein should not be relied upon in any way by any investor in making an investment decision with respect to the Notes. In summary, our Group’s failure to implement the Business Plan to the extent and within the timeframe contemplated could have a material adverse effect on our Group’s business, financial condition and results of operations and prospects.”.

And

“The disposal of the NPL portfolio may not realize the value currently anticipated, and there is no assurance that such disposal will take place

The valuation of loans on our balance sheet, including those subject to disposal, are based on an estimate of the obtainable inflows arising from credit recovery, considering the array of possible actions and taking into account the borrower’s ability to pay and the estimated realizable value resulting from the enforcement of any guarantees securing the loan, net of the relevant direct costs. In line with the relevant international accounting principles, the book value of such loans is determined by discounting such estimated inflows on the basis of the actual original interest rate and the expected time of recovery.

Disposals of loans may result in the entry in the income statement of greater impairment losses on loans for a significant amount, resulting from the difference between the book value and the market value of such loans. The difference between the book value and the market value is partly due to the high rates of return that potential purchasers are seeking to advice in consideration of the risk they are assuming, as well as the potential purchaser factoring in the management and other overhead costs required for the collection activity that they must cover.

We previously transferred part of our NPL portfolio with a value of Euro 938.3 million as at the cut-off date of August 31, 2016, to a securitization vehicle by using the GACS state guarantee (granted by the MEF by a decree dated August 9, 2017) on the senior tranche. On July 5, 2017, the SPV issued three different classes of securities (senior, mezzanine and junior). This securitization transaction featured the initial subscription by the transferring banks (the Bank, Banca Cesare Ponti and Banca del Monte di Lucca) of 100% of the senior, mezzanine and junior securities at their nominal value of approximately Euro 309.7 million (equal to approximately 33% of the gross value of the loans sold) and the subsequent sale to institutional investors of the mezzanine and junior tranches. The senior tranche, for which the GACS state guarantee was issued, is retained in the transferring banks’ portfolio. Therefore, we are still exposed to the transferred NPL portfolio through the senior tranche.

We have identified a second portfolio of NPLs with a gross aggregate amount of up to Euro 1.2 billion for disposal as part of our NPE management strategy. The Bank is in the process of identifying an investor with which to negotiate and close the transaction. This transaction is in line with refocusing our core business as a commercial bank and aligns with our NPL management strategy and capital strengthening actions. This strategy was reflected confirmed in Business Plan, including the sale of the Bad Loan portfolio for an amount up to approximately Euro 1.4 billion, the sale of the recovery platform, and during 2018, the sale of an Unlikely-to-Pay portfolio for a gross amount of approximately Euro 500 million.

The Bad Debt portfolio to be sold had a GBV of approximately Euro 1.4 billion as of March 31, 2017. The planned sale is expected to take place at a price established on the basis of discounted cash flows that will be generated from recovery of the loans, which vary based on the assets underlying the portfolio, and which will include a discount component representative of the estimated performance by the buyer.

In order to maximize the economic value of the disposal, the disposal process has been divided into two distinct phases:

(i)	an initial non-binding first stage, during which 15 non-binding offers were received from potential investors. The bids were mainly based on an analysis of the assets and a so-called loan tape containing more detailed information on the underlying receivables; and

(ii)	a second phase (“Binding”) in which a shortlist of five investors was selected on the basis of their non-binding offers (“Non Binding Offers”), which has ended in November, with the possible receipt of a binding offer (“Binding Offer”). The investors involved at such stage have been represented by national and foreign groups specializing in bad loan portfolios and NPL management platforms with a significant track record in similar transactions. The Binding Offer have been based on the information that investors received through access to a virtual data room containing an updated loan tape and interviews with our management.

There is uncertainty regarding the structure of the disposal, the Binding Offer that will be received, the scope of the Binding Offer and the assessments that ultimately govern the conditions to which such Binding Offer will be subject.

The Issuer does not anticipate significant delays of the Binding phase, although an extension may be required. In any case, after receipt of the Binding Offer in November, the Issuer will examine the offers the Issuer may select one or more potential investors to enter into an exclusive negotiation phase depending on the terms of the Binding Offer.

Following the process described above, the Issuer has entered into exclusive negotiations with Credito Fondiario S.p.A., until December 5, 2017, for the sale of the portfolio of Bad Loans for approximately Euro 1.2 billion, and for the sale of the recovery platform. No definitive agreement has yet been reached, and the Issuer’s estimate as set out in the Business Plan of the sale of the portfolio of Bad Loans for Euro 1.4 billion remains unchanged.

We expect to complete the sale of the recovery platform by the end of the first quarter of 2018. This transaction is expected to have an impact on our expected results for the fourth quarter of 2017 as a result of the increase in value adjustments.

In the 2017 Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2017, the loan portfolio in relation to future disposal has not been valued at fair value, and on September 30, 2017, our Group applied, for the purposes of the credit assessment, the criteria set out in its accounting models based on the ordinary credit recovery strategy. The abovementioned disposal of loans may require further valuation adjustments in the income statement in relation to such loans, which could have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

In the SREP Decision 2016, the ECB observed that the losses forecast by us (as a result of the first disposal transaction described above) were underestimated compared to current market prices recorded on the Italian market. If we underestimate losses and ultimately suffer losses greater than forecast by us in a disposal of the portfolio of Bed Loans, it may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

Furthermore, we may not be able to find any counterparty willing to participate in a loan disposal on satisfactory terms.

In addition, should the ECB or others Supervisory Authorities require us to pursue an NPL reduction on a stricter timeframe or for a greater amount than those forecast, this or any of the above-mentioned factors may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.”

And

“The asset disposals provided for in the Business Plan is likely to affect our future profitability

The Business Plan calls for a number of extraordinary transactions, including the sale of our shareholding in Creditis Servizi Finanziari S.p.A. (“Creditis”) and our merchant book business. In preparing the Business Plan, the Issuer considered the ECB’s observations of August 2, 2017, in which the ECB requested the Issuer to assess whether such transactions would compromise its future profitability and highlighted the risk that the sales could have a negative impact on our profitability. In particular, Creditis had the following contribution to the Group:

•	Net interest income of Euro 40.5 million for the year ended December 31, 2016, and Euro 29.6 million for the period ended September 30, 2017;

•	Net fee and commission income of Euro 42.3 million for the year ended December 31, 2016 and Euro 31.1 million for the period ended September 30, 2017; and

•	Profit of Euro 25.4 million for the year ended December 31, 2016 and Euro 18.9 million for the period ended September 30, 2017.

Following the disposal of Creditis and our merchant book, our Group will no longer receive the income and profit from such businesses, and the Projections contained in the Business Plan on the effect of the sales may overestimate the transactions’ positive effects, both of which could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.”

***

(v)	The paragraph entitled “The Issuer is involved in certain criminal proceedings” on pages 25 shall be deleted and replaced with the following:

“We are involved in certain criminal proceedings

Criminal proceedings are currently pending before the Public Prosecutor of Rome, concerning the crimes of obstructing supervisory activities and market manipulation. These claims have been brought against the Bank’s board of directors in office at the date of the events for both alleged crimes, while the offence of obstructing supervisory activities relates to the former general manger and other managers of the Bank. The Bank has direct liability for offenses committed in its interest or benefit in relation to the regulatory offenses.

In the event of a negative outcome whereby we are convicted of the alleged regulatory offenses, we could be exposed to a fine not exceeding Euro 1.5 million (estimated on the basis of a prudential calculation of the maximum penalties set forth by law) in addition to the amount of profit arising from the offence, the estimate of which is uncertain given the type of offense.

The nature of the of the alleged offenses underlying the criminal charges mean that it is possible that other parties could join proceedings against the defendants, and that third parties may seek damages from our Group as a consequence of such alleged criminal offenses by our board of directors. At present, it is not possible to accurately estimate such a risk, which could materialize only after a first instance judgment is issued. The first instance proceedings will only take place if, at the outcome of the preliminary hearing, which is yet to be set, the judge will order the indictment before the Court.

Furthermore, as the criminal matters have received extensive press attention, such coverage may have adverse effects on our and our Group’s reputation and business.

Any of the abovementioned circumstances, including an outcome whereby we are convicted of the alleged regulatory offenses, or third parties seek damages or our reputation is damaged as a result of such conviction, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.”

***

DESCRIPTION OF BANCA CARIGE AND BANCA CARIGE GROUP

The information set out below supplements the section entitiled “Description of Banca Carige and Banca Carige Group” of the Base Prospectus

(i)	The section entitled “Regulatory Capital And Capital Ratios” shall be deleted and replaced with the following:

“REGULATORY CAPITAL AND CAPITAL RATIOS

The Basel Committee on Banking Supervision (the “Basel Committee”) approved, in the fourth quarter of 2010, revised global regulatory standards (“Basel III”) revised in January 2013. The Basel III framework has been implemented in the EU through new banking regulations adopted on June 26, 2013 (Directive 2013/36/EU of the European Parliament) and of the European Council of June 26, 2013 on access to the activities of credit institutions and the prudential supervision of credit institutions and investment firms (the “CRD IV”) and Regulation (EU) No. 575/2013 of the European Parliament and of the European Council of June 26, 2013 on prudential requirements for credit institutions and investment firms (the “CRR”).

In addition, following a SREP in application of Article 16(2) of the CRR, the ECB may choose to impose minimum capital ratios that are higher than those required under the Pillar 1 provisions.

On December 19, 2013, Bank of Italy published Circular 285, which included supervisory guidelines for banks, in application of the CRD IV. The new provisions entered into force on January 1, 2014. On that date, the CRR was directly applicable in each single Member State. Specifically, transitional provisions on capital requirements (see Second Part, Chapter 14 Section II, of Circular 285) stated that banks are eligible to keep a prudential filter on unrealized profits and losses related to exposures to central government and classified as “Available for sale assets”. The Group exercised this facility within the terms set, via notice sent to the Bank of Italy.

On September 13, 2016 Bank of Italy launched a consultation in order to align the domestic transitional regime concerning the Capital Conservation Buffer to the provisions set forth in the CRD IV.

Pursuant to these regulations, as implemented by the Bank of Italy, the Issuer is required to maintain certain levels of regulatory capital which can be made up in specified proportions of Tier I capital and Tier II capital. Based on the instructions of Bank of Italy, banks and banking groups have to maintain an amount of regulatory capital that is higher than the total minimum capital requirement (this being the sum of the requirements for credit and counterparty risk, market risk and operational risk).

The table below sets forth the Group’s regulatory capital and regulatory capital ratios, calculated applying Basel III rules phased-in, based on the rules set out in the CRR in the area of Basel 3 capital requirements and national discretions contained in the Circular 285 and in its bulletin of disclosure.

	As of September 31, 2017	As of December 31. 2016	As of December 31. 2015 Unaudited Restated	As of December 31. 2014 Unaudited Recalculated
	(in Euro thousands)
Regulatory Capital and Ratios
Common Equity Tier 1 CET 1	1,659,054	1,942,445	2,382,429	1,699,037
Tier 1 Capital	1,699,028	2,040,169	2,495,812	1,758,143
Tier 2 Capital	273,323	317,739	421,749	517,187
Own funds (Regulatory Capital)	1,972,351	2,357,908	2,917,561	2,275,330
Total Risk-Weighted Assets	15,977,636	17,028,774	19,937,589	20,473,687
CET 1/Risk-Weighted Assets	10.4%	11.4%	11.9%	8.3%
Tier 1/ Risk-Weighted Assets	10.6%	12.0%	12.5%	8.6%
Own Funds / Total risk-weighted assets	12.3%	13.8%	14.6%	11.1%

***

(ii)	The section entitled “Ratings” on pages 120 shall be deleted and replaced with the following:

“RATINGS

The Issuer has been assigned ratings by the international rating agencies Fitch Ratings and Moody’s.

The following table sets forth the ratings assigned and outlook on the Issuer’s short-term and long-term rating by the principal international rating agencies as of the date of this Supplement.

	Short term debt		Long term debt		Date of last revision

Rating Agency	Rating	Outlook	Rating	Outlook
Moody’s(1)	NP	Not on Watch	Caa2	Stable	December 13, 2017
Fitch(2)	B	Negative Rating Watch	B-	Negative Rating Watch	October 6, 2017

(1)	According to the Moody’s rating scale, obligations rated “Caa2” are judged to be of poor standing and are subject to very high credit risk. Issuers rated “NP” or “Not Prime Issuers” do not fall within any of the Prime rating categories.
(2)	According to the Fitch rating scale, “B” ratings indicate a material default risk, but a limited margin of safety remains. It indicates that financial commitments are currently being met, however capacity for continued payment is vulnerable to deterioration in the business and economic environment. Short term “B” rating indicates Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions. “

***

(iii)	The section entitled “Material Agreements” on pages 141– 145 shall be integrated with the addition of the following paragraphs:

“Sale of the NPL Portfolio

On 6 December 2017, the Issuer entered into an agreement for the sale of NPLs with Bramito SPV S.r.l., a special purpose entity incorporated by Credito Fondiario S.p.A. pursuant to Law No. 130 of April 30, 1999 (as amended) (“Law no. 130/99”), concerning the non-recourse sale for consideration of a portfolio of NPLs valued at Euro 1.2 billion, together with mortgages, collateral and other ancillary rights, in accordance with articles 4 and 7.1 of Law no. 130/99 (the “NPL Portfolio Sale Agreement”). The price for the sale is equal to Euro 265,538,524.50 for a GBV value equal to Euro 1,199,406,765.55, as indicated in the NPL Portfolio Sale Agreement. This price represents a provisional price. The final price of the loan portfolio will be determined within 10 days of signing the NPL Portfolio Sale Agreement (but no later than December 21, 2017), by deducting any collections received between the date of economic effectiveness (March 31, 2017) of the NPL Portfolio Sale Agreement and the date of entering into the NPL Portfolio Sale Agreement.

The transfer of the NPLs is conditional upon payment of the purchase price, which shall be paid on December 22, 2017 and, in any event, no later than December 27, 2017. In case of failure to make payment by that date, the Issuer shall be entitled to terminate the NPL Portfolio Sale Agreement. The Issuer made representations and warranties relating to the NPLs and has undertaken indemnity obligations consistent with terms and conditions normally applied to transactions of this type.

In addition, the NPL Portfolio Sale Agreement also includes an indemnity clause granted by the Issuer relating to indemnity obligations in the case of (i) a breach by the Issuer of its representations and warranties under the NPL Portfolio Sale Agreement and (ii) the absence of fundamental characteristics of certain loans of this NPL portfolio, as identified in the NPL Portfolio Sale Agreement. In the case of point (ii), the Issuer’s indemnity obligations are capped at 22.5% of the purchase price of the disposal of the NPL portfolio.

In addition, the NPL Portfolio Sale Agreement provides that the Issuer shall be exclusively liable, and shall reimburse Bramito SPV S.r.l. for any expenses related to claims for damages, revocatory actions and/or any restitutory actions accounted for prior to and including March 31, 2017.

Bramito SPV S.r.l.’s obligation to pay the purchase price is conditional upon (i) the entering into by the Issuer and Credito Fondiario S.p.A. a sub-servicing agreement pursuant to which the Issuer shall agree to continue to carry out its activities regarding the recovery and management of the NPL portfolio subject of the disposal until the sale of the Recovery Platform (as defined below) from the Issuer to Credito Fondiario S.p.A. has been completed and (ii) the completion of the requirements under article 7.1 of Law no. 130/99.

On 6 December 2017, the Issuer entered into a preliminary sale agreement with Credito Fondiario S.p.A. for the sale of a business unit comprising of a set of assets and legal relationships, and organized for the provision of loan recovery and management services, principally relating to positions classified as “non-performing” (the “Recovery Platform”). The parties shall enter, within the tenth business day following the date of fulfillment or waiver by the entitled parties of the last condition precedent (indicated below), or any other date that may be agreed in writing between the parties (the “Execution Date”), into a final agreement relating to the disposal of the Recovery Platform. Credito Fondiario S.p.A. shall obtain possession, retention and full availability of the Recovery Platform, commencing from the first day of the month following the Execution Date (the “Effective Date”).

The price payable for the sale and purchase of the Recovery Platform is fixed at Euro 31,000,000, which shall be paid in a lump sum on the Execution Date. This price shall be subject to adjustment, in the form of an increase and/or decrease, by an amount corresponding to the spread between the net value for the business unit at the date of the reference balance sheet (as at September 30, 2017) and the net book value of the business unit at the Effective Date. The effectiveness of the preliminary agreement for the sale of the Recovery Platform is conditional upon fulfillment, or waiver by the party concerned, by and no later than June 30, 2018, of certain conditions precedent. On the Execution Date, at the same time as the signing of the final agreement for the transfer of the Recovery Platform, the parties shall enter into a servicing agreement for the provision by Credito Fondiario S.p.A. in favour of the Issuer of services for the management and recovery of loans primarily classified as “non-performing”, in accordance with Bank of Italy Circular No. 272/2008 (Data Reporting Model).

The Issuer’s indemnity obligations are capped at 10% of the purchase price of the Recovery Platform. In addition, the parties have agreed to negotiate in good faith from the date of the entering into the preliminary sale agreement regarding the Recovery Platform and the Execution Date the terms and conditions governing the servicing of the Group’s unlikely to pay loans.

Sale of the shareholding held in Creditis

On 6 December 2017 the Issuer and Chenavari Investment Managers (“Chenavari”) entered into an agreement for the sale to Chenavari of 32,040 shares held by the Issuer in Creditis Servizi Finanziari S.p.A. (“Creditis”), equal to 80.1% of the share capital of Creditis (the “Creditis Sale Agreement”). The closing of the transaction is expected to take place in the first half of 2018. In particular, the Creditis Sale Agreement provides for the following:

(i)	the total purchase price payable by Chenavari Investment Managers to the Issuer is equal to Euro 80,100,000, with no price adjustments. Of this purchase price, on the closing date, Chenavari Investment Managers shall pay an amount equal to Euro 50.1 million in cash and transfer the remaining unconditional amount equal to Euro 30 million into an escrow account. The latter funds shall be released (i) in a first tranche in 2019 conditional upon the Issuer meeting the SREP capital requirements on June 30, 2019 (and if, as of December 31, 2019, these SREP requirements are still not met, the first tranche of Euro 15 million will in any case be released to the Issuer on December 31, 2022), and (ii) in a second tranche of Euro 15 million on December 31, 2021 save for any potential payment obligations assumed by the Issuer pursuant to the earn-in mechanism referred to below or as a result of breaches of the Distribution Agreement (as defined below).

(ii)	In particular, the agreement provides for an earn-in/earn-out mechanism where the Issuer shall pay to Chenavari (or vice versa) an amount equal to the underperformance (overperformance, as applicable, and in both cases to be valued as a percentage of the goodwill paid by Chenavari) of the Group’s distribution network in executing the Distribution Agreement (as referred to below), compared to the distribution volumes set out in Creditis’ business plan, with a floor and a ceiling of 15%. The determination of the amount to be paid shall be made as at 31 December 2019 and 31 December 2021;

(iii)	Chenavari shall have an American call option exercisable from the third year of the distribution agreement for the entire ten year duration of the same on the remaining shares (equal to 19.9% of the share capital of Creditis) that the Issuer will continue to hold. The price shall be equal to the sale price (pro rata), increased by 9% of the annual cost of carry, including any dividends potentially paid by Creditis; and

(iv)	in addition to the provisions set forth in sub-paragraph (iii) above, the Issuer and Chenavari shall enter into a shareholders’ agreement regarding the rights governing transfer of shares and ownership structure of Creditis held by the Issuer as a minority shareholder of Creditis.

The obligation of the parties to reach the closing of the Creditis Sales Agreement is subject to certain conditions precedent, including: (i) obtaining the authorizations required by the relevant Authorities; (ii) the subscription of the Capital Increase for an amount equal to at least Euro 500 million; and (iii) the absence of any material adverse effects. The deadline for the fulfillment of the conditions precedent is set at July 31, 2018 that may be extended by a further 4 months, upon request of each party, in the event that none of the conditions precedent occur by 31 July 2018.

Pursuant to the Creditis Sale Agreement, the Issuer made representations and warranties and has undertaken indemnity obligations consistent with terms and conditions normally applicable in such transactions. The minimum value of claims under the indemnity is equal to Euro 250,000 and the indemnity is capped at 20% of the purchase price.

Creditis Sale Agreement also envisages that, upon the closing, the Issuer, Banca Cesare Ponti S.p.A. and Banca del Monte di Lucca S.p.A. – on one side – and Creditis – on the other – enter into a distribution agreement (the “Distribution Agreement”) setting forth, inter alia, Creditis’ prohibition to serve other banking networks in the geographical areas where the Group has a significant presence (depending on the Group’s share of the relevant markets) and the obligations of the Issuer, Banca Cesare Ponti S.p.A. and Banca del Monte di Lucca S.p.A. to distribute within Italy the Creditis products over a period of 10 years. The Distribution Agreement envisages mutual exclusivity obligations between the parties; in particular, Creditis’ products shall not be distributed by other banks in the territories where the Group’s distribution network has a significant market share.

The Distribution Agreement also envisages that, in the event of significant underperformance compared to the provisions of Creditis’ business plan (approximately 50% lower in terms of volumes) in the first three years of the Distribution Agreement, to be measured for the three-year period and subsequently on a biennial basis. The Issuer may remedy such significant underperformance without penalties by achieving volumes of at least 85% of the levels provided for in Creditis’ business plan over a period of five years by the end of the fifth or tenth year of the Distribution Agreement. The earn-in provisions on the one hand and the significant underperformance on the other hand are alternative measures and not cumulative.

For clarity, the earn-in mechanisms may involve the payment of a maximum amount equal to 75% of goodwill (which is equal to approximately Euro 40 million as the difference between the amount paid and the tangible equity of the company) and are not cumulative with other penalties due in case of significant underperformance which, overall, will not exceed the amount equal to the goodwill. In the case of such significant underperformance: (i) Creditis’ exclusivity obligation shall no longer be effective; and (ii) the Issuer shall pay penalties to Creditis.

The penalties shall also be due in the event of a change in control of the Issuer in favour of a financial group or of a sponsor. The amount of the applicable penalties will however be limited to the value of the aforementioned goodwill.”

***

(iv)	The section entitled “Recent Developments” on pages 155– 168 shall be implemented with the following:

“Draft SREP Decision 2017

On September 27, 2017 we received a draft decision from the ECB which, on the basis of the annual Supervisory Review and Evaluation Process as of December 31, 2016, set forth the prudential requirements for the Bank for 2018 (the “Draft SREP Decision 2017”). In the Draft SREP Decision 2017, the Supervisory Authority set out the requirement of the Issuer to maintain, at a consolidated level, a TSCR of 11.25%, which includes a minimum total capital requirement of 8% and an additional total capital requirement of 3.25%.

The Bank is also subject to a minimum OCR, which includes, in addition to the TSCR, the Combined Capital Buffer Requirement established by the Bank of Italy at 1.875% for 2018. Furthermore, the ECB expects the Bank to meet, on a consolidated basis, the Pillar 2 capital guidance of 1.55%, entirely composed of CET 1, to be held in addition to the minimum CET 1 requirement (comprising a minimum ratio of 4.5%, a requirement for additional total capital of 3.25% and a Combined Capital Buffer Requirement of 1.875%.

Furthermore, in relation to liquidity, the ECB has, amongst other things, asked the Bank to notify a revision to its ILAAP policies by April 30, 2018, to continue to provide additional information on NPLs on a consolidated basis and to submit, by March 30, 2018, a revised operational and strategic plan to deal with the high level of NPE and collateral enforcement. The ECB has also specified that the Bank must procure approval by the ECB prior to any distribution of profits to Shareholders, where non-payment does not represent an event of default.

With such communication, the ECB has also highlighted several weaknesses and points of attention with regard to the companies of our Group. The Bank was requested to submit a capital strengthening plan by March 31, 2018 if the positive impact of the LME on CET1 is an increase of less than Euro 272 million, provided that any gains greater than what is expected in the disposals of the assets included in the Business Plan can be used to offset the LME’s shortcomings. The Business Plan should include additional capital measures to cover the difference between the positive effect of the LME on CET1 and the amount of Euro 272 million.

The Issuer’s Ordinary and Extraordinary Shareholders’ Meeting

A combined ordinary and extraordinary Shareholders’ meeting was held on September 28, 2017, chaired by the chairman of the board of directors Giuseppe Tesauro.

The ordinary Shareholders’ meeting, following the revocation of the approval resolution dated April 30, 2014, newly approved the 2013 stand-alone financial statements of the Bank and acknowledged the consolidated financial statements as of December 31, 2013, solely to the extent of the supplementary disclosure provided in accordance with accounting standard IAS 8, while maintaining the rest of the contents unchanged.

The ordinary Shareholders’ meeting also confirmed the appointment of Mr. Paolo Fiorentino, Ms. Francesca Balzani, Mr. Stefano Lunardi, Ms. Ilaria Queirolo, Ms. Luisa Marina Pasotti and Mr. Giacomo Fenoglio, appointed onto the board of directors respectively at the board of directors’ meetings of June 21, 2017—date on which Mr. Paolo Fiorentino was also appointed Chief Executive Officer and General Manager of the Bank-, July 11, 2017 and September 13, 2017, whose term of office shall expiry upon the same deadline set forth for the other members of the board of directors on occasion of the Shareholders’ meeting called to approve the financial statements as of December 31, 2018.

The extraordinary Shareholders’ meeting, having acknowledged the ECB’s authorization, approved to grant to the board of directors the powers to increase the share capital for a total amount of Euro 560 million (including any share premium) in one or more tranches, of which: up to a maximum of Euro 500 million with pre-emptive rights, and up to a maximum of Euro 60 million without pre-emptive rights or with restricted pre-emptive rights possibly reserved for one or more categories of holders of the subordinated notes subject to the LME, granting to the board of directors the power, within the exercise of the delegation granted to it, to set the methods, timeframes and terms of the Capital Increase.

LME

On September 28, 2017 our board of directors approved by resolution the terms and conditions of the LME, comprising: (i) an exchange offer and (ii) a consent solicitation, for the purpose of exchanging subordinated notes—for an aggregate principle amount of Euro 510 million—for newly-issued senior notes under this EMTN Programme, with an issue price equal to 100%, a maturity of five years and an annual fixed rate of 5%.

The LME was launched on 29 September 2017 and the exchange offer successfully ended in October 2017. For information about the relevant results see the press release dated 19 October 2017 incorporated by reference into this Supplement.

For the consent solicitation, meetings of the noteholders of subordinated notes subject to the LME were called to approve the proposals for changes to the terms and conditions of each series of subordinated notes in order to insert a condition of mandatory cancellation (the “Mandatory Cancellation”), pursuant to which, subject inter alia, to the successful completion of the Capital Increase, all subordinated bonds that have not been exchanged for new notes for the purposes of the exchange offer will be cancelled and all the commitments and obligations on the part of the Bank in respect of these noteholders will irrevocably cease, in each case in exchange for the delivery of shares in the Bank or a sum of money, depending on the cases, in respect of the terms and conditions laid down in the notice of the related meetings and in the information memorandum. On October 21, 2017, the noteholder meetings in relation to the subordinated notes subect to the LME approved the extraordinary resolutions to modify the conditions of each series of notes subect to the LME. Therefore, subject to successful completion of the Capital Increase, all subordinated notes currently in place that have not been accepted in exchange by the Bank pursuant to the LME will be subject to Mandatory Cancellation.

Capital Increase

On 14 November 2017 the Board of Directors of Banca Carige resolved to exercise, pursuant to art. 2443 of the Italian Civil Code, the power it had been vested with by the Shareholders’ Meeting of 28 September 2017 to increase the share capital by an aggregate amount of up to Euro 560 million (inclusive of share premium) in divisible form (the “Capital Increase”), of which: (i) up to Euro 500 million with inclusion of the rights of option to be offered on option to the eligible Shareholders, in proportion to the number of ordinary and/or savings shares held; and up to Euro 60 million with exclusion or limitation of the rights of option, to be offered as a priority to the holders of the following subordinated notes: “€160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes” (ISIN: XS0400411681); “€100,000,000 Tier 2 Subordinated Fixed/Floating Rate Notes due 19 June 2018” (ISIN: XS0372143296); “€50,000,000 Tier 2 Subordinated 5.70 per cent. Notes due 17 September 2020” (ISIN: XS0542283097). On 17 November 2017 the Board of Directors of Banca Carige fixed the economic terms of the Capital Increase.

For further information relating to the Capital Increase see the press releases respectively dated 14 and 17 November 2017, incorporated by reference into this Supplement.

The Capital Increase was launched on 22 November 2017 after the Issuer got Consob’s authorisation of the Italian prospectus for the offering and admission to trading of the newly issued shares. The offering closed on 6 December 2017 with the following results:

•	during the rights issue period around 66% of the new shares offered were subscribed for an overall amount of approximately Euro 331 million. At the end of the rights issue period, approximately 16.7 billion new shares, accounting for around 34% of total new shares offered, remained unsubscribed for an overall amount of roughly EUR 167 million. Banca Carige will offer the unexercised option rights on the Italian Stock Exchange pursuant to article 2441, paragraph 3, of the Italian Civil Code; and

•	during the reserved tranche offering period Banca Carige received applications for the subscription of approximately 4.6 billion new shares, accounting for roughly 77% of total new shares under the reserved tranche, for an overall amount of around Euro 46 million.

The final settlement of the Capital Increase is expected to occur by the end of December 2017. For further information relating to the offer of the Capital Increase see the press release dated 7 December 2017, incorporated by reference into this Supplement.

Disposal of the Milan Property

The disposal of the Milan Property is based on the preliminary sale contract between the Bank and Antirion SGR S.p.A., signed on October 31, 2017 and the final contract signed on November 16, 2017, which provide for the sale of the Milan Property for a total amount of Euro 107.5 million, of which Euro 106.0 million for the building and Euro 1.5 million for a portion of an area of Piazzetta Pattari as public service area for pedestrian transit (the “Pattari Area”). The total price of Euro 107.5 million was 10% paid at the date of signing of the completion of the preliminary contract and, for the remainder of 90%, on November 16, 2017, the date of signing of the final contract.

For the remaining portfolio of valuable properties set out in the Business Plan, the marketing process is expected to be completed in 2018.

Planned sale of an additional bad debt portfolio

In July 2017, the competitive bidding process was started to sell the NPL portfolio of up to approximately Euros 1.4 billion and the debt recovery platform was split into in two distinct phases as follows:

(i)	a preliminary, non-binding phase, following which, on September 18, 2017, 15 non-binding offers were received from potential investors;

(ii)	a second binding phase, following which 5 selected investors were invited, based on the non-binding offers received, which closed by the end of November 2017, upon the receipt of binding bids.

The potential investors involved are national and foreign groups who specialize in the acquisition of NPL portfolios and NPL management platforms, with a significant track record in similar transactions.

The completion of the NPL portfolio is expected to be completed by December 31, 2017, and that of the recovery platform by the first quarter of 2018.

Following a review of the binding offers the Issuer has entered into exclusive negotiation with Credito Fondiario S.p.A. for the sale of the portfolio of NPL for approximately Euro 1.2 billion, and for the servicing platform. On 6 December 2017, the Issuer and Credito Fondiario S.p.A. entered into a sale agreement for the Issuer’s Euro 1.2 billion (gross) NPL portfolio and recovery platform. The sale of such NPL portfolio is expected to close by the end of 2017, while the sale of the recovery platform is expected to be executed by the first semester of 2018.

In relation to the disposal of the Issuer’s recovery platform, the Issuer and Credito Fondiario S.p.A. have entered into a preliminary agreement for the disposal of the recovery platform in which is expected to be finalized in the first half of 2018. Certain significant terms of the agreement have yet to be agreed by the parties. Such terms, regarding, among others, the exact scope of the disposal, the valuation of the business unit, the servicing contracts and the volumes of loans (including the volumes of Unlikely to Pay Loans) to be managed are expected to be finalized in the first half of 2018. The economic conditions relating to the sale of the Issuer’s Euro 1.2 billion NPL portfolio and the recovery platform do not, on the whole, involve any substantial changes to the provisions of the Business Plan. The Issuer still expects to structure the sale of an additional NPL portfolio for Euro 200 million by December 31, 2017 (with completion expected to occur in the first quarter of 2018).

The agreement relating to the disposal of the Issuer’s Euro 1.2 billion NPL portfolio is subject to the payment of the purchase price and the preliminary agreement relating to the sale of the Issuer’s recovery platform is subject to the satisfaction or waiver of certain conditions precedent by and no later than 30 June 2018. Although the aforementioned contracts relating to the disposals of the Euro 1.2 billion NPL portfolio and the recovery platform have already been finalized in execution of the Business Plan, at the date of this Supplement there remains the uncertainty regarding the effectiveness of these contracts and the impact of the same on the economic and financial situation of the Group.

For further information relating to the sale of the bad debt portfolio see section entitled “Description of Banca Carige Group and Banca Carige – Material Agreements” (on pages 141-145 of the Base Prospectus as supplemented by this Supplement) and the press release dated 6 December 2017, incorporated by reference into this Supplement.

Sale of a shareholding of 80.1% in Creditis Servizi Finanziari S.p.A.

In August, the process of selling our shareholding in Creditis Servizi Finanziari S.p.A. (“Creditis”) commenced, and, at the end of a first non-binding phase, on October 10, 2017, 6 non-binding offers were received from potential investors, primarily financial institutions, including international. Such investors were invited to the second phase of the competitive process, which had a deadline for the receipt of binding bids expiring on November 20, 2017.

The Issuer identified the bidder with which to enter into exclusive negotiations and, on 6 December 2017, the Issuer and Chenavari Investment Managers entered into an agreement relating to the sale of the Issuer’s controlling stake of 80.1% in Creditis for an amount of Euro 80.1 million. This contract envisages a multi-year distribution agreement with the Group’s network. The economic and financial conditions relating to the sale of the Issuer’s controlling stake of 80.1% in Creditis are substantially in line with the provisions of the Business Plan. The agreement regarding the controlling stake of 80.1% in Creditis is subject to the satisfaction of certain conditions precedent by July 31, 2018 which deadline may be postponed, upon the request of one of the parties, for an additional four months. Although the aforementioned contract relating to Creditis has already been finalized in execution of the Business Plan, as at the date of this Supplement there remains the uncertainty regarding the effectiveness of this contract and the impact of the same on the economic and financial situation of the Group.

For further information relating to the sale of the shareholding see section entitled “Description of Banca Carige Group and Banca Carige – Material Agreements” (on pages 141-145 of the Base Prospectus as supplemented by this Supplement) and the press release dated 6 December 2017, incorporated by reference into this Supplement.

Sale of the merchant book business

In July 2017, the sale of the merchant book business was initiated, which has led to the receipt of a binding offer during October 2017. Negotiation is currently underway as to the terms of the sale and related trade agreements.”

TAXATION

The information set out below supplements the section entitled “Taxation” of the Base Prospectus

(i)	On page 176 at the end of the first paragraph, under the sub-section headed “Italian resident Noteholders” of the taxation section of the Base Prospectus should be added the following sentence:

“Subject to certain conditions (including minimum holding period) and limitations, Interest relating to the Notes may be excluded from the taxable base of the Pension Fund Tax if the Notes are included in a long-term savings account (piano di risparmio a lungo termine) that meets the requirements set forth in Article 1, paragraph 100-114 of Law No. 232”.

***

(ii)	On page 178 at the end of the sixth paragraph, under the sub-section headed “Capital gains tax” of the taxation section of the Base Prospectus should be added the following sentence:

“Subject to certain conditions (including minimum holding period) and limitations, capital gains in respect of Notes realized upon sale, transfer or redemption by Italian Pension Fund may be excluded from the taxable base of the Pension Fund Tax if the Notes are included in a long-term savings account (piano di risparmio a lungo termine) that meets the requirements set forth in Article 1, paragraph 100-114 of Law No. 232”.

GENERAL INFORMATION

The information set out below supplements the section entitiled “General Information” of the Base Prospectus

(i)	The section entitled “Significant or Material Change” on page 211 shall be deleted and replaced with the following:

“Except as disclosed in the section “Description of Banca Carige Group and Banca Carige – Recent Developments” above (pages 155-168), since 30 Septembre 2017 (being the last day of the financial period in respect of which the most recent published financial statements of the Issuer have been prepared) there has been no significant change in the financial or trading position of the Issuer or of the Group, and since 31 December 2016 there has been no material adverse change in the prospects of the Issuer or of the Group.”

***

(ii)	The section entitled “Independent Auditors” on page 212 shall be supplemented by adding the following paragraph:

“The review report on the 2017 Interim Consolidated Financial Statement dated November 9, 2017 contains an Emphasis of Matter paragraph that draws attention to the disclosures provided by the Bank’s directors with reference to (i) Banca Carige’s specific economic, capital and financial situation, which shows, at September 30, 2017, the non-compliance of the Common Equity Tier 1 Ratio (CET1), limited to the additional Capital Guidance component, and of the Total Capital Ratio as required by the European Central Bank in its SREP and (ii) the approval on September 13, 2017 of the Business Plan which provides, among other things, for a comprehensive effort to strengthen the capital structure of the Bank, including: a) a capital increase up to Euro 560 million, approved by the Shareholders meeting held on September 28, 2017, b) the LME, approved by the bond holders meetings, which is subject to the successful outcome of the Capital Increase, and c) the disposals of assets, among which non-core buildings, the consumer credit subsidiary Creditis Servizi Finanziari S.p.A., the acquiring business (i.e., the merchant book) and the platform for managing bad loans. Further, the Emphasis of Matter paragraph of the review report describes the evaluation of the going concern performed by the directors, taking into consideration that the possible failure to execute the Capital Increase and the LME by December 31, 2017 might have significant adverse effects on the overall economic, capital and financial situation of the Bank, with potential impacts on our capacity to operate as a going concern. Finally the Emphasis of Matter Paragraph reports the assessment performed by the directors where, subject to the implementation of the actions provided for in the Business Plan, including in particular, the capital strengthening measures, the directors believe that Banca Carige has the ability to comply with the capital requirements set under the SREP in the foreseeable future, and therefore, while considering the uncertainties associated with the current conditions, the directors have prepared the interim consolidated financial statements on a going concern basis.”

***

(iii)	The following items shall be added to the list of documents at the section of the Base Prospectus entitled “Documents Available” on page 212:

(n)	the 2017 Interim Consolidated Financial Information;

(o)	The press release dated 27 September 2017 and entitled “The ECB authorises the group’s capital strengthening”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(p)	The press release dated 28 September 2017 and entitled “Ordinary and Extraordinary Shareholders’ meeting of Banca Carige”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(q)	The press release dated 29 September 2017 and entitled “Terms And Conditions of Liability Management Transaction approved”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(r)	The press release dated 19 October 2017 and entitled “LME—Preliminary results as at the Expiration Deadline—Capital Increase—Extension of the Underwriting Syndacate”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(s)	The press release dated 23 October 2017 and entitled “Results of the meeting of the holders of the existing notes held on 21 october 2017”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(t)	The press release dated 14 November 2017 and entitled “The Board of Directors starts exercising the power it was vested with by the Shareholders’ Meeting of 28 September 2017 to increase the share capital of Banca Carige”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(u)	The press release dated 17 November 2017 and entitled “Banca Carige sets the terms and conditions for the capital increase”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(v)	The press release dated 28 November 2017 and entitled “Bidders for Creditis shortlisted”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(w)	The press release dated 4 December 2017 and entitled “ Bidder selected for exclusive negotiations on Creditis”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(x)	The press release dated 6 December 2017 and entitled “Banca Carige sells bad loan portfolio of approximately Eur 1.2 bn to Credito Fondiario—binding agreement signed for disposal of bad loan management platform”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.

(y)	The press release dated 7 December 2017 and entitled “End of Banca Carige’s capital increase subscription period—Subscription of approximately 66% of the rights issue for an amount of around Eur 331 mln and approximately 77% of the reserved tranche for an amount of around Eur 46 mln—First allocation commitments confirmed for Eur 120 mln—80.1% Shareholding in Creditis sold to Chenavari Investment Managers for an amount of Eur 80.1 mln”, having been published by the Issuer and filed with the CSSF, is incorporated by reference in and forms part of this Supplement and shall, by virtue of this Supplement, be deemed to be incorporated by reference in, and form part of, the Base Prospectus.”

** *** **

Copies of this Supplement and the 2017 Half-Year Unaudited Interim Consolidated Financial Information and press releases incorporated by reference in this Supplement can be obtained, without charge, at the specified office of the Paying Agent in Luxembourg as provided at page 212 of the Base Prospectus and are also available on the website of the Luxembourg Stock Exchange (www.bourse.lu).